Simmons First Investments Group, Inc.

Statements of Operation

Years Ended December 31, 2015 and 2014

	2015	2014
Revenues		
Transaction revenue	$4,044,172	$2,094,604
Profit from underwriting and selling groups	73,499	124,577
Interest income	18,430	16,641
Gain (loss) on securities owned	(1,898)	4,288
Other Income	68,177	16,682
	4,202,380	2,256,792
Expenses		
Employee compensation and benefits	3,460,131	1,827,151
Brokerage and clearance fees	161,068	118,529
Regulatory fees	40,100	42,432
Financial information services	136,702	119,605
Communications and data processing	35,626	34,872
Occupancy expense	103,615	107,632
Operating supplies	45,037	24,143
Postage and delivery	23,440	12,070
Professional fees	107,551	137,949
Equipment expense	15,850	26,160
Amortization	170,833	43,000
Other	253,588	155,921
	4,553,541	2,649,464
Loss Before Income Taxes	(351,161)	(392,672)
Income Tax Benefit	(132,190)	(144,248)
Net Loss	$ (218,971)	$ (248,424)